South American Gold Corp.
3645 E. Main Street, Suite 119
Richmond, IN 47374

August 10, 2012

Bruce McAllister
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:          South American Gold Corp
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed October 17, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 21, 2012
File No. 000-52156

Dear Mr. McAllister :

We would like confirm that we have completed our amended 10-Q’s for the periods ending December 31, 2011 and March 31, 2012 as previously submitted on July 9, 2012 for “pre-filing”.  We are awaiting the completion of our  ndependent registered public accounting firm’s  review of the filings.  They have informed us that with the work on quarterly reports for the quarter ended June 30, 2012, that they anticipate not being able to complete their review till after August 15, 2012.  We intend to file the amended filings as soon as possible after that date.

Sincerely,

/s/  Ray DeMotte
      Ray DeMotte
      Chief Executive Officer